September 16, 2014

Via EDGAR and E-MAIL (samplesj@sec.gov)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Joshua Samples

Re:	Live Oak Bancshares, Inc.
Registration Statement on Form S-1, File No. 333-195254
Filed on February 14, 2014

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Live Oak Bancshares, Inc. (the “Company”) hereby requests the Commission’s consent to withdraw the above-referenced registration statement. Due to a successful private placement to select accredited institutional investors, the Company has determined not to proceed with the registration of its common stock at this time. No shares of common stock or other securities have been offered or sold pursuant to the registration statement. The Company hereby confirms pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Accordingly, the Company respectfully requests that the SEC grant this request to withdraw the above referenced registration statement.

If you have any questions or comments about the foregoing, please contact Todd H. Eveson of Wyrick Robbins Yates & Ponton LLP at (919) 781-4000.

Live Oak Bancshares, Inc.

/s/ James S. Mahan III
James S. Mahan III
Chief Executive Officer